EXHIBIT 99.1

Kinross reports strong 2026 second-quarter results

Disciplined cost management supports robust margins and over $725 million in free cash flow
Returned ~40% of free cash flow to shareholders totalling over $600 million year-to-date
Development pipeline on track and compelling Lobo-Marte update

TORONTO, July 29, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the second quarter ended June 30, 2026.
This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 22 and 23 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

2026 second-quarter highlights:

  Production1 of 492,326 gold equivalent ounces (“Au eq. oz.”).
  Production cost of sales2 of $1,352 per Au eq. oz. sold and attributable production cost of sales1 of $1,336 per Au eq. oz. sold.
  Attributable all-in sustaining cost1 of $1,821 per Au eq. oz. sold.
  Operating cash flow3 of $1,145.9 million.
  Attributable free cash flow1 of $726.8 million.
  Margins4 increased by 42% to $3,131 per Au eq. oz. sold compared with Q2 2025.
  Reported earnings5 of $844.2 million, or $0.71 per share, with adjusted net earnings6 of $847.8 million, or $0.71 per share.
  On track to meet annual guidance: On an attributable basis1, Kinross expects to produce 2.0 million Au eq. oz. (+/- 5%) at a production cost of sales per Au eq. oz. sold1 of $1,360 (+/- 5%) and all-in sustaining cost1 of $1,730 (+/- 5%) per ounce sold for 2026. Total attributable capital expenditures1 are forecast to be $1,500 million (+/- 5%).
  Cash and cash equivalents increased to $2.7 billion and net cash7 increased to $1.9 billion at June 30, 2026.

Return of capital to shareholders:

  Kinross is on track to return 40% of its free cash flow to shareholders in 2026. During the first half of the year, the Company repurchased $480 million in shares, and an additional $40 million in July. Including its quarterly dividend, Kinross has returned approximately $615 million in capital to shareholders year-to-date as of July 29, 2026.
  Since April 2025, Kinross returned over $1.1 billion of capital through share repurchases, representing approximately 4% of its shares outstanding.
  Kinross’ Board of Directors declared a quarterly dividend of $0.04 per common share payable on September 3, 2026, to shareholders of record at the close of business on August 20, 2026.

Operational highlights:

  Paracatu continued its strong operating performance as the highest producing mine in the portfolio.
  Tasiast delivered higher production quarter-over-quarter and year-over-year.

Development project highlights:

  Kinross announced a Lobo-Marte project economics refresh highlighting its potential to become a long-life, low-cost cornerstone asset. Lobo-Marte is expected to produce an average of ~350,000 Au oz. per year during steady state operations at a low all-in sustaining cost (“AISC”) of approximately $1,000 per ounce6 with an attractive Net Present Value (“NPV”)8 of $4.3 billion at a $4,100 per ounce gold price.
  Great Bear’s Advanced Exploration (“AEX”) construction is approximately 93% complete and the first blast of the exploration decline was completed on July 27, 2026. Detailed engineering is approximately 50% complete, with permitting and procurement progressing as planned for the Main Project.
  At Round Mountain Phase X, underground development is advancing slightly ahead of schedule. Engineering and procurement for site and underground infrastructure is progressing on plan.
  At Kettle River-Curlew (“Curlew”), underground development continued ahead of schedule, while site infrastructure advanced substantially and mill refurbishment activities commenced.
  At Bald Mountain Redbird, mining is advancing well and the heap leach pad expansion continued ahead of schedule. Engineering and procurement activities advanced well for mining and processing infrastructure, including progressing basic engineering for the Sulphidization, Acidification, Recycling and Thickening (“SART”) plant.

Sustainability:

  Consistent with Kinross’ commitment to responsible mining, its 2025 Sustainability Report was published during the second quarter, marking its 18th edition. The report provides a comprehensive summary of the Company’s sustainability performance over 2025 and outlines the Company’s sustainability priorities.

CEO commentary:
J. Paul Rollinson, CEO, made the following comments in relation to 2026 second-quarter results:

“Kinross delivered a strong second quarter, generating over $725 million of free cash flow supported by solid production, disciplined cost management and strong margins. We returned more than $275 million to shareholders through share repurchases and dividends, and we remain on track to achieve our commitment of returning 40% of annual free cash flow to shareholders in 2026. Our balance sheet remains in excellent shape and was further strengthened during the quarter, providing significant flexibility to continue advancing our high-quality development pipeline while returning capital to shareholders.

“Our project pipeline continues to advance well. We were pleased to announce a Lobo-Marte project update, highlighting its potential to produce approximately 350,000 gold ounces per year at $1,000 per ounce AISC with robust economics, building on our nearly 30-year history in Chile. Alongside continued progress at Great Bear and our U.S. projects, Lobo-Marte reinforces the significant value embedded in our project portfolio. Together, these projects support our delivery of sustainable long-term value through disciplined growth and the execution of our grade enhancement strategy.

“As we advance our operations and development projects, responsible mining remains at the core of our approach. This quarter, we published our 18th Sustainability Report, highlighting progress across key priorities including biodiversity conservation, water stewardship and community partnerships. These efforts support our commitment to creating long-term value for shareholders while making positive contributions for our stakeholders.

“Looking ahead, we are focused on maintaining our operational momentum, holding the line on costs and delivering robust margins and free cash flow. With a strong balance sheet, attractive return-of-capital framework, and compelling pipeline of development and exploration opportunities, Kinross remains well positioned to continue responsibly delivering value for our shareholders.”

Summary of financial and operating results
	Three months ended		Six months ended
	June 30,		June 30,
(in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2026	2025	2026	2025
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	501,341	530,077	1,002,282	1,059,938
Sold	499,035	526,223	993,163	1,050,312
Attributable gold equivalent ounces(b)
Produced	492,326	512,574	984,889	1,024,662
Sold	490,240	508,300	976,095	1,014,864
Gold ounces - sold	486,507	519,391	968,979	1,035,659
Silver ounces - sold (000's)	771	666	1,445	1,367

Earnings(a)
Metal sales	$2,238.1	$1,728.5	$4,645.8	$3,226.0
Production cost of sales	$674.7	$568.4	$1,365.2	$1,115.1
Depreciation, depletion and amortization	$275.5	$262.9	$551.2	$551.3
Operating earnings	$1,186.4	$774.8	$2,524.5	$1,345.2
Net earnings attributable to common shareholders	$844.2	$530.7	$1,687.2	$898.7
Net earnings per share attributable to common shareholders (basic and diluted)	$0.71	$0.43	$1.41	$0.73
Adjusted net earnings(c)	$847.8	$541.0	$1,701.9	$905.0
Adjusted net earnings per share(c)	$0.71	$0.44	$1.42	$0.74

Cash Flow(a)
Net cash flow provided from operating activities	$1,145.9	$992.4	$2,285.4	$1,599.5
Attributable adjusted operating cash flow(c)	$1,111.9	$883.4	$2,241.2	$1,503.7
Capital expenditures(d)	$411.0	$306.1	$694.2	$513.8
Attributable capital expenditures(c)	$406.2	$301.8	$685.1	$505.9
Attributable free cash flow(c)	$726.8	$646.6	$1,564.3	$1,027.4

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$4,483	$3,284	$4,677	$3,071
Attributable average realized gold price per ounce(c)	$4,487	$3,285	$4,679	$3,071
Production cost of sales per equivalent ounce sold(b)(f)	$1,352	$1,080	$1,375	$1,062
Attributable production cost of sales per equivalent ounce sold(b)(c)	$1,336	$1,074	$1,358	$1,056
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,253	$1,044	$1,275	$1,027
Attributable all-in sustaining cost per equivalent ounce sold(b)(c)	$1,821	$1,493	$1,777	$1,424
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,751	$1,469	$1,704	$1,400
Attributable all-in cost per equivalent ounce sold(b)(c)	$2,404	$1,936	$2,302	$1,808
Attributable all-in cost per ounce sold on a by-product basis(c)	$2,348	$1,918	$2,242	$1,789

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2026 was 61.61:1 and 59.53:1, respectively (second quarter and first six months of 2025 – 97.41:1 and 93.60:1, respectively).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 16 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

The following operating and financial results are based on second-quarter gold equivalent production:

Production: Kinross produced 492,326 Au eq. oz. in Q2 2026, compared with 512,574 Au eq. oz. in Q2 2025, a decrease of 4%. Higher production from Tasiast and Paracatu was offset by lower production from Bald Mountain, Round Mountain and Fort Knox.

Average realized gold price9: The average realized gold price during the quarter was $4,483 per ounce, compared with $3,284 per ounce in Q2 2025, a 37% increase year-over-year.

Revenue: Revenue increased to $2,238.1 million in the second quarter, compared with $1,728.5 million during Q2 2025. The 29% year-over-year increase was due to the increase in the average realized gold price.

Production cost of sales: Production cost of sales per Au eq. oz. sold2 increased to $1,352 in the second quarter, compared with $1,080 in Q2 2025. Attributable production cost of sales per Au eq. oz. sold1 increased to $1,336 for the quarter, compared with $1,074 in Q2 2025. The increases were mainly due to higher fuel costs, higher royalty costs as a result of the higher average realized gold price, as well as higher labour costs.

Attributable production cost of sales per Au oz. sold on a by-product basis1 was $1,253 in the second quarter of 2026, compared with $1,044 in the second quarter of 2025, based on attributable gold sales of 477,879 ounces and silver sales of 761,479 ounces.

Margins4: Kinross’ margin per Au eq. oz. sold increased by 42% to $3,131 for the second quarter, compared with the Q2 2025 margin of $2,204.

Attributable all-in sustaining cost1: Attributable all-in sustaining cost per Au eq. oz. sold was $1,821 in Q2 2026, compared with $1,493 in Q2 2025.

Attributable all-in sustaining cost per Au oz. sold on a by-product basis was $1,751 in the second quarter, compared with $1,469 in Q2 2025.

Operating cash flow3: Operating cash flow increased to $1,145.9 million for Q2 2026, compared with $992.4 million for Q2 2025.

Attributable adjusted operating cash flow1 for Q2 2026 was $1,111.9 million, compared with $883.4 million for Q2 2025.

Attributable free cash flow1: Attributable free cash flow increased to $726.8 million in Q2 2026, compared with $646.6 million in Q2 2025.

Reported net earnings5: Reported net earnings increased by 59% to $844.2 million during the quarter, or $0.71 per share, compared with reported net earnings of $530.7 million, or $0.43 per share, for Q2 2025.

Adjusted net earnings6 increased to $847.8 million, or $0.71 per share, for Q2 2026, compared with $541.0 million, or $0.44 per share, for Q2 2025.

Capital expenditures10: Capital expenditures increased to $411.0 million for Q2 2026, compared with $306.1 million in Q2 2025, driven by a ramp-up of development activities at Curlew, Round Mountain Phase X, Bald Mountain Redbird and Great Bear as well as an increase in capital expenditures at Paracatu mainly due to timing.

Attributable capital expenditures1 were $406.2 million for Q2 2026, compared with $301.8 million for Q2 2025.

Balance sheet

Kinross continued to strengthen its balance sheet in the second quarter, adding approximately $470 million to its cash position after returning over $275 million in capital to shareholders. As of June 30, 2026, Kinross had cash and cash equivalents of $2.7 billion and net cash7 of $1.9 billion, compared with $2.2 billion and $1.4 billion, respectively, at the end of the first quarter.

The Company had additional available credit11 of $1.7 billion and total liquidity12 of approximately $4.4 billion as of June 30, 2026, with no debt maturities until 2033.

Return of capital to shareholders

Kinross continues to advance its 2026 buyback strategy, having repurchased and cancelled approximately $230 million in shares during the quarter, representing 7.9 million shares. Including its quarterly dividend, Kinross returned over $275 million to shareholders in Q2.

Year-to-date, approximately $520 million in shares have been repurchased in 2026, representing 17.3 million shares. Including its quarterly dividend, Kinross has returned over $600 million in capital to shareholders to date in 2026. Since April 2025, Kinross has repurchased approximately $1.1 billion in shares, reducing our share count by approximately 4%, and returned approximately $1.3 billion in capital to shareholders.

As part of its quarterly dividend program, the Company also declared a dividend of $0.04 per common share payable on September 3, 2026, to shareholders of record on August 20, 2026.

Operating results

Mine-by-mine summaries for 2026 second-quarter operating results may be found on pages 10 and 14 of this news release. Highlights include the following:

At Tasiast, production increased quarter-over-quarter and year-over-year primarily driven by higher throughput and timing of ounces processed through the mill. Cost of sales per ounce sold were in-line with the prior quarter, and increased year-over-year primarily due to higher royalties, fuel and labour costs.

At Paracatu, production was in-line quarter-over-quarter and increased year-over-year as a result of higher mill grades and recoveries, partially offset by a decrease in tonnes processed. Cost of sales per ounce sold were in-line with the prior quarter, and increased compared with Q2 2025 due to the strengthening of the Brazilian real and higher royalty costs, as well as planned increased drilling and blasting.

At La Coipa, production increased quarter-over-quarter as a result of higher planned grades and higher throughput. Compared with Q2 2025, production increased primarily due to higher tonnes processed and gold grades, partially offset by expected gold recoveries. Quarter-over-quarter, cost of sales per ounce sold decreased due to the increase in production, and was comparable year-over-year.

At Fort Knox, production was in-line quarter-over-quarter and cost of sales per ounce sold decreased due to the timing of ounces processed through the mill. Production was lower year-over-year primarily due to the timing of ounces processed through the mill, and cost of sales per ounce sold increased due to higher fuel, power and contractor costs as well as lower-grade, lower-recovery ore tonnes processed through the mill.

Round Mountain is currently in a phase of higher waste mining and lower-grade, lower-volume ore supply as it is stripping Phase S. Higher-grade, higher recovery ore is expected from Phase S in the second half of the year.

At Bald Mountain, production was in-line with Q1 2026, and decreased year-over-year due to grades and the timing of ounces recovered from the heap leach pads. Quarter-over-quarter, cost of sales per ounce sold decreased due to the ramp-up of capital development at Redbird in Q2 and higher ounces placed on the heap leach pads, and increased year-over-year due to the decrease in production and higher reagent and fuel costs.

Development projects

Lobo-Marte

Kinross announced an updated view of the economics for its Lobo-Marte project, based on a refresh of the 2021 feasibility study economics, reaffirming its potential to become a long-life, low-cost cornerstone asset in the Company’s portfolio. Based on the initial mine plan, Lobo-Marte is expected to produce an average of ~350,000 Au oz. per year during steady state operations, with a low estimated AISC of approximately $1,000 per ounce6.

The initial mine plan includes approximately 6.7 Moz. of proven and probable reserves with significant potential for mine life extension through the 2.8 Moz. of Measured and Indicated resource (“M&I”) and 670,000 oz. inferred resource, as well as on the wider prospective land package at Lobo-Marte.

The project has an estimated NPV8 of $4.3 billion, Internal Rate of Return13 of 26% and payback of 2.3 years at a $4,100 per ounce gold price.

The Company continues to advance permitting, engineering and execution planning with the project’s Environmental Impact Assessment currently progressing through Chile’s permitting process.

Great Bear

At Great Bear, Kinross continues to progress its AEX program alongside permitting, detailed engineering, and procurement activities for the Main Project.

Following receipt of the AEX permits in April, construction continued on the final earthworks and liner installation for the remaining ponds and the stockpile pads. Surface construction is now 93% complete, and the first blast of the exploration decline was completed on July 27, 2026. Underground development at AEX is designed to provide access for infill drilling of the resource and exploration drilling to further delineate extensions of mineralization.

For the Main Project, detailed engineering is approximately 50% complete. Procurement of major equipment continues to advance, with contracts awarded for the process plant, power, and paste plant equipment. Requests for Proposals for the camp, administration, and process buildings are ongoing. Selection of the open pit mining fleet is nearing completion.

Main Project permitting activities are progressing as planned. Federally, Great Bear entered the Information Request phase of the Impact Assessment process following submission of the third and final phase of its Impact Statement to the Impact Assessment Agency of Canada (“IAAC”) in March 2026. Kinross is working with IAAC to respond to the third-party comments collected by IAAC during the Information Request phase.

Provincially, the Ministry of Energy and Mines deemed the final One Project, One Process (“1P1P”) Project Definition complete in early May, and subsequently issued the Integrated Authorization and Permitting Plan for the Main Project. Kinross has submitted and is awaiting finalization of the Integrated Plan for Indigenous Consultation and advancing submitted permit applications in accordance with the Integrated Authorization and Permitting Plan.

We are pleased to report that Great Bear has recently signed a confidential Community Benefits Agreement with the Northwestern Ontario Métis Community, which is part of the Métis Nation of Ontario. Among other matters, the agreement outlines the key economic terms and includes financial accommodation, among other benefits, to the community. As previously disclosed, a Memorandum of Understanding was signed with Lac Seul and Wabauskang First Nations to facilitate the Impact and Benefits Agreement that the parties continue to advance.

Drilling at the Strider Zone continued in Q2, stepping out over 2.7 kilometres from the Viggo Pit and extending the footprint of LP-style, high-grade mineralization on strike. Currently, the Strider Zone has been delineated to a vertical depth of 150 metres, with the next phase of drilling focused on testing the extents both along strike and at depth.

Key intercepts from Q2 include:

  REG-26-186: 1.5m @ 15.98 g/t Au
  REG-26-193: 1.1m @ 27.6 g/t Au
  REG-26-191: 1.0m @ 6.03 g/t Au

Round Mountain Phase X

Underground development at Phase X is advancing slightly ahead of schedule, with over 8,400 metres developed to date. Engineering work is progressing well and site planning for surface and underground infrastructure is well advanced. Procurement of long lead items including mining equipment is on schedule.

Curlew

At Curlew, construction of the tailings dewatering plant building is complete and installation of mechanical equipment is underway. The mill refurbishment contractor has onboarded and activities are ramping up. The underground mine development continues to advance ahead of schedule, including the construction of collars to support raise boring activities commencing in Q3.

Bald Mountain Redbird

At Redbird, mining is ongoing and development activities continued to progress ahead of plan during the quarter. Key milestones included the completion of heap leach pad earthworks, and the delivery and commissioning of mining equipment. Basic engineering of the SART plant is approximately 50% complete and the detailed engineering contractor has been selected.

Sustainability

In June, Kinross published its 2025 Sustainability Report, highlighting the Company’s continued focus on responsible mining, environmental stewardship, strong governance and creating long-term value for stakeholders. The report details Kinross’ progress across key Sustainability priorities, including advancing climate and water management initiatives, supporting local employment and procurement, and investing in community partnerships across its operating regions.

In the Sustainability Report, the Company highlighted several biodiversity and nature-related initiatives. In Brazil, Kinross continued its efforts to protect the Cerrado biome and advance spring protection programs near Paracatu, supporting ecosystem conservation and responsible water stewardship. In Mauritania, the Company continued to advance the Tasiast Green Project as part of its ongoing commitment to environmental performance and climate-related initiatives. Across its portfolio, Kinross remains focused on maintaining its strong Sustainability performance, including its focus on biodiversity conservation, responsible resource management and minimizing environmental impacts.

During the second quarter of 2026, Tasiast provided humanitarian support to communities in the Inchiri region of Mauritania. Kinross also funded a full-time dentist position in Tonopah, Nevada, to improve access to healthcare services in the community. In governance, the Company published its refreshed Procurement Policy and continued implementation of its Responsible Use of Artificial Intelligence Policy.

Senior Management update

Kinross is pleased to announce the appointment of Bernard Wessels as Chief Operating Officer (“COO”) to succeed Claude Schimper, who will be retiring later this year. Mr. Schimper will remain with the Company for a transition period, supporting business continuity as part of a structured succession plan.

Mr. Wessels is a seasoned mining engineer with over 25 years of operations management experience, and most recently served as Group Head, Health, Safety and Security at Newmont Corporation. During his time at Newmont, he also held the roles of Managing Director, North America, and General Manager at the Peñasquito and Ahafo mines. Before joining Newmont in 2017, he held a variety of senior operational positions at companies such as Sibanye-Stillwater, Harmony Gold and a joint venture between Atlatsa Resources and Anglo American Platinum. He holds a Baccalaureus Degree in Mining Engineering from the University of Johannesburg as well as Leadership and Project Management certificates from the University of Witwatersrand and the University of Pretoria.

Mr. Schimper joined Kinross in 2010, and before being appointed COO in July 2022, led the Company’s Russia and West Africa regions. A steadfast champion of health and safety he led the evolution of Kinross’ operating culture, including the development of the Safety Excellence program and the launch of Safeground, the Company’s global health and safety program. His drive for continuous improvement helped deliver strong operational performance across the portfolio, including the successful ramp up of the Tasiast mine, record production achievements and the advancement of key growth projects that will continue to benefit the Company.

Board update

On July 29, 2026, Kinross appointed Alice Wong to its Board of Directors. Ms. Wong brings more than 35 years of leadership experience in the nuclear fuel, mining and energy sectors, including senior executive roles at Cameco Corporation. She currently serves on the board of Hecla Mining Company and chairs its Corporate Governance, Nominating and Sustainability Committee. Ms. Wong holds a Master of Arts in Economics and a Bachelor of Commerce from the University of Saskatchewan.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on July 30, 2026, at 8:00 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (888) 596-4144; Conference ID: 9425112
Outside of Canada & US – +1 (646) 968-2525; Conference ID: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Conference ID: 9425112 #
Outside of Canada & US – +1 (609) 800-9909; Conference ID: 9425112 #

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Review of operations

Three months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2026	2025	2026	2025	2026	2025	2026	2025

Tasiast	133,311	119,241	132,165	121,745	130.8	102.6	990	843
Paracatu	157,526	149,264	157,011	148,787	173.9	142.6	1,108	958
La Coipa	59,039	54,139	54,749	50,400	76.4	70.4	1,395	1,397

Fort Knox	104,500	115,064	107,591	113,200	177.5	141.3	1,650	1,248
Round Mountain	19,789	38,665	20,118	37,864	67.6	52.1	3,360	1,376
Bald Mountain	27,176	53,704	27,401	54,227	48.5	59.4	1,770	1,095
United States Total	151,465	207,433	155,110	205,291	293.6	252.8	1,893	1,231
Less: Manh Choh non-controlling interest (30%)	(9,015)	(17,503)	(8,795)	(17,923)	(19.8)	(22.5)
United States Attributable Total	142,450	189,930	146,315	187,368	273.8	230.3	1,871	1,229

Operations Total	501,341	530,077	499,035	526,223	674.7	568.4	1,352	1,080

Attributable Total	492,326	512,574	490,240	508,300	654.9	545.9	1,336	1,074

Six months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2026	2025	2026	2025	2026	2025	2026	2025

Tasiast	263,325	256,870	263,844	251,238	261.1	207.6	990	826
Paracatu	318,109	295,903	315,860	295,642	351.6	282.2	1,113	955
La Coipa	113,250	106,454	108,486	106,270	158.4	134.5	1,460	1,266

Fort Knox	206,872	227,118	203,809	225,310	352.3	273.1	1,729	1,212
Round Mountain	45,989	74,351	46,202	73,824	140.0	109.1	3,030	1,478
Bald Mountain	54,737	99,242	54,962	98,028	101.8	108.6	1,852	1,108
United States Total	307,598	400,711	304,973	397,162	594.1	490.8	1,948	1,236
Less: Manh Choh non-controlling interest (30%)	(17,393)	(35,276)	(17,068)	(35,448)	(39.7)	(43.2)
United States Attributable Total	290,205	365,435	287,905	361,714	554.4	447.6	1,926	1,237

Operations Total	1,002,282	1,059,938	993,163	1,050,312	1,365.2	1,115.1	1,375	1,062

Attributable Total	984,889	1,024,662	976,095	1,014,864	1,325.5	1,071.9	1,358	1,056

Consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	June 30,	December 31,
	2026	2025

Assets
Current assets
Cash and cash equivalents	$2,656.4	$1,742.3
Restricted cash	15.9	13.5
Accounts receivable and prepaid assets	130.1	145.8
Inventories	1,385.0	1,370.3
Other current assets	54.3	16.6
	4,241.7	3,288.5
Non-current assets
Property, plant and equipment	8,505.2	8,289.4
Long-term investments	97.6	99.3
Other long-term assets	752.1	708.9
Deferred tax assets	-	25.0
Total assets	$13,596.6	$12,411.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$783.4	$716.4
Current income tax payable	587.5	595.7
Current portion of provisions	68.9	74.2
Other current liabilities	26.8	13.3
	1,466.6	1,399.6
Non-current liabilities
Long-term debt	738.8	738.2
Provisions	975.8	976.6
Other long-term liabilities	57.0	64.8
Deferred tax liabilities	583.8	537.8
Total liabilities	$3,822.0	$3,717.0

Equity
Common shareholders' equity
Common share capital	$4,335.1	$4,382.0
Contributed surplus	9,648.9	10,137.6
Accumulated deficit	(4,351.6)	(5,943.3)
Accumulated other comprehensive income (loss)	20.9	(0.3)
Total common shareholders' equity	9,653.3	8,576.0
Non-controlling interests	121.3	118.1
Total equity	$9,774.6	$8,694.1
Total liabilities and equity	$13,596.6	$12,411.1

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,186,240,789	1,199,843,037

Consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except per share amounts)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Revenue
Metal sales	$2,238.1	$1,728.5	$4,645.8	$3,226.0

Cost of sales
Production cost of sales	674.7	568.4	1,365.2	1,115.1
Depreciation, depletion and amortization	275.5	262.9	551.2	551.3
Total cost of sales	950.2	831.3	1,916.4	1,666.4
Gross profit	1,287.9	897.2	2,729.4	1,559.6
Other operating expense	30.0	31.1	50.3	45.1
Exploration and business development	39.1	61.7	77.3	104.0
General and administrative	32.4	29.6	77.3	65.3
Operating earnings	1,186.4	774.8	2,524.5	1,345.2
Other expense - net	(3.9)	(19.8)	(17.2)	(33.0)
Finance income	19.8	7.4	35.2	11.6
Finance expense	(20.3)	(32.9)	(39.3)	(68.1)
Earnings before tax	1,182.0	729.5	2,503.2	1,255.7
Income tax expense - net	(330.2)	(170.9)	(795.4)	(307.7)
Net earnings	$851.8	$558.6	$1,707.8	$948.0
Net earnings attributable to:
Non-controlling interests	$7.6	$27.9	$20.6	$49.3
Common shareholders	$844.2	$530.7	$1,687.2	$898.7
Earnings per share attributable to common shareholders
Basic	$0.71	$0.43	$1.41	$0.73
Diluted	$0.71	$0.43	$1.41	$0.73

Consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$851.8	$558.6	$1,707.8	$948.0
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	275.5	262.9	551.2	551.3
Share-based compensation expense	3.4	3.2	10.0	7.8
Finance expense - net	0.5	25.5	4.1	56.5
Income tax expense - net	330.2	170.9	795.4	307.7
Foreign exchange losses	1.2	5.8	8.7	11.3
Other	10.2	9.2	2.9	(11.8)
Reclamation payments	(18.9)	(6.9)	(29.0)	(13.1)
Changes in working capital:
Accounts receivable and other assets	1.8	14.4	8.7	25.8
Inventories	(33.7)	8.9	2.1	(29.5)
Accounts payable and accrued liabilities	50.8	49.9	(1.0)	33.8
Cash flow provided from operating activities	1,472.8	1,102.4	3,060.9	1,887.8
Income taxes paid	(326.9)	(110.0)	(775.5)	(288.3)
Net cash flow provided from operating activities	1,145.9	992.4	2,285.4	1,599.5
Investing:
Additions to property, plant and equipment	(411.0)	(306.1)	(694.2)	(513.8)
Interest paid capitalized to property, plant and equipment	-	-	(7.1)	(13.5)
Proceeds from long-term investments and other assets	27.6	-	27.6	-
Additions to long-term investments and other assets	(19.2)	(14.8)	(44.5)	(23.9)
Increase in restricted cash	(0.6)	(0.8)	(2.4)	(2.5)
Interest received and other	19.4	9.0	34.5	13.2
Net cash flow used in investing activities	(383.8)	(312.7)	(686.1)	(540.5)
Financing:
Repayment of debt	-	-	-	(200.0)
Interest paid	-	-	(17.2)	(24.0)
Payment of lease liabilities	(2.0)	(1.5)	(4.2)	(3.0)
Distributions paid to non-controlling interest	(9.0)	(30.0)	(18.0)	(54.0)
Dividends paid to common shareholders	(47.6)	(36.7)	(95.5)	(73.6)
Payments for employee taxes withheld from restricted share unit releases	(0.3)	-	(55.6)	(10.0)
Repurchase and cancellation of shares	(230.0)	(170.1)	(480.1)	(170.1)
Taxes paid on repurchase of shares	-	-	(12.1)	-
Net cash flow used in financing activities	(288.9)	(238.3)	(682.7)	(534.7)
Effect of exchange rate changes on cash and cash equivalents	(1.8)	0.5	(2.5)	0.7
Increase in cash and cash equivalents	471.4	441.9	914.1	525.0
Cash and cash equivalents, beginning of period	2,185.0	694.6	1,742.3	611.5
Cash and cash equivalents, end of period	$2,656.4	$1,136.5	$2,656.4	$1,136.5

Operating Summary
	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(b)	Gold Eq Production(c)	Gold Eq Sales(c)	Production cost of sales	Production cost of sales/oz(d)	Cap Ex - sustaining(e)	Total Cap Ex (e)
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
West Africa	Tasiast	Q2 2026	3,172	2,208	-	1.82	-	94%	133,311	132,165	$130.8	$990	$46.6	$96.3
		Q1 2026	3,495	2,092	-	2.30	-	94%	130,014	131,679	$130.3	$990	$10.8	$60.0
		Q4 2025	3,120	2,252	-	1.87	-	94%	125,625	118,912	$119.2	$1,002	$28.6	$80.5
		Q3 2025	1,685	2,181	-	1.78	-	94%	120,934	116,251	$103.4	$889	$47.6	$102.0
		Q2 2025	1,921	1,730	-	2.11	-	95%	119,241	121,745	$102.6	$843	$23.1	$89.7
Americas	Paracatu	Q2 2026	11,332	13,216	-	0.43	-	84%	157,526	157,011	$173.9	$1,108	$51.4	$64.2
		Q1 2026	10,272	12,507	-	0.41	-	85%	160,583	158,849	$177.7	$1,119	$22.2	$25.8
		Q4 2025	10,929	12,395	-	0.45	-	83%	155,048	154,565	$165.0	$1,068	$67.6	$67.6
		Q3 2025	12,958	13,214	-	0.44	-	82%	150,367	149,903	$139.9	$933	$58.2	$58.2
		Q2 2025	13,497	14,527	-	0.39	-	82%	149,264	148,787	$142.6	$958	$38.4	$38.4
	La Coipa(f)	Q2 2026	988	1,151	-	2.07	-	60%	59,039	54,749	$76.4	$1,395	$17.9	$22.8
		Q1 2026	580	972	-	1.64	-	74%	54,211	53,737	$82.0	$1,526	$19.9	$21.7
		Q4 2025	1,219	1,203	-	2.42	-	74%	67,319	71,419	$80.7	$1,130	$31.7	$31.7
		Q3 2025	1,006	932	-	2.36	-	76%	57,997	57,544	$69.0	$1,199	$18.5	$18.5
		Q2 2025	580	911	-	1.77	-	78%	54,139	50,400	$70.4	$1,397	$25.0	$25.0
	Fort Knox (100%)(g)	Q2 2026	5,681	1,866	3,965	1.51	0.27	82%	104,500	107,591	$177.5	$1,650	$37.3	$40.0
		Q1 2026	9,523	1,154	7,314	1.45	0.28	86%	102,372	96,218	$174.8	$1,817	$24.1	$24.1
		Q4 2025	11,056	1,645	8,805	1.02	0.23	88%	71,523	74,294	$125.8	$1,693	$38.0	$38.0
		Q3 2025	8,140	1,511	6,538	1.86	0.23	90%	112,181	117,500	$159.7	$1,359	$45.0	$45.0
		Q2 2025	7,639	1,636	5,529	1.72	0.23	88%	115,064	113,200	$141.3	$1,248	$43.0	$43.0
	Fort Knox (attributable)(g)	Q2 2026	5,610	1,796	3,965	1.37	0.27	82%	95,485	98,796	$157.7	$1,596	$32.5	$35.2
		Q1 2026	9,463	1,103	7,314	1.31	0.28	85%	93,994	87,945	$154.9	$1,761	$19.8	$19.8
		Q4 2025	11,001	1,597	8,805	0.93	0.23	87%	65,434	67,882	$113.6	$1,673	$31.5	$31.5
		Q3 2025	8,056	1,425	6,538	1.55	0.23	89%	95,742	100,878	$138.4	$1,372	$40.4	$40.4
		Q2 2025	7,535	1,567	5,529	1.47	0.23	87%	97,561	95,277	$118.8	$1,247	$38.7	$38.7
	Round Mountain	Q2 2026	2,389	951	878	0.39	0.29	44%	19,789	20,118	$67.6	$3,360	$6.9	$49.1
		Q1 2026	790	953	513	0.37	0.21	52%	26,200	26,084	$72.4	$2,776	$4.9	$53.9
		Q4 2025	737	966	1,110	0.49	0.29	67%	31,754	31,641	$86.6	$2,737	$8.6	$41.5
		Q3 2025	1,659	914	1,113	0.66	0.32	72%	37,297	37,274	$78.1	$2,095	$4.5	$33.0
		Q2 2025	2,881	856	1,682	0.72	0.30	80%	38,665	37,864	$52.1	$1,376	$5.7	$32.8
	Bald Mountain	Q2 2026	6,046	-	6,046	-	0.30	nm	27,176	27,401	$48.5	$1,770	$4.0	$54.0
		Q1 2026	3,985	-	3,985	-	0.30	nm	27,561	27,561	$53.3	$1,934	$6.9	$39.7
		Q4 2025	3,165	-	3,165	-	0.30	nm	38,402	37,141	$55.4	$1,492	$13.1	$51.6
		Q3 2025	2,182	-	2,182	-	0.31	nm	41,525	42,261	$48.5	$1,148	$5.3	$27.9
		Q2 2025	1,578	-	1,578	-	1.07	nm	53,704	54,227	$59.4	$1,095	$12.7	$40.4

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)	"nm" means not meaningful.
(c)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2026: 61.61:1; Q1 2026: 57.79:1; Q4 2025: 76.34:1; Q3 2025: 87.73:1; Q2 2025: 97.41:1.
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	"Total Cap Ex" is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows. "Cap Ex - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on page [·] of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q2 2026: 44.14 g/t, 33%; Q1 2026: 35.03 g/t, 46%; Q4 2025: 33.21 g/t, 41%; Q3 2025: 41.34 g/t, 49%; Q2 2025: 28.89 g/t, 50%.
(g)	The Fort Knox segment is composed of Fort Knox and Manh Choh. Manh Choh tonnes of ore processed and grade were as follows: Q2 2026: 229,965 tonnes, 4.98 g/t; Q1 2026: 170,077 tonnes, 4.51 g/t; Q4 2025: 158,016 tonnes, 4.08 g/t; Q3 2025: 286,496 tonnes, 7.05 g/t; Q2 2025: 231,451 tonnes, 7.39 g/t. The attributable results for Fort Knox include 100% of Fort Knox and 70% of Manh Choh.

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

(expressed in millions of U.S. dollars, except per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Net earnings attributable to common shareholders - as reported	$844.2	$530.7	$1,687.2	$898.7
Adjusting items:
Foreign exchange (gains) losses	(1.8)	11.1	4.2	18.8
Foreign exchange gains on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(5.6)	(15.1)	(10.1)	(21.0)
Taxes in respect of prior periods	2.9	3.3	5.1	(4.6)
Costs in connection with conveyor belt repairs	9.0	-	20.1	-
Tasiast mill fire related costs	-	13.0	-	13.0
Other	1.4	1.7	(0.2)	3.4
Tax effects of the above adjustments	(2.3)	(3.7)	(4.4)	(3.3)
	3.6	10.3	14.7	6.3
Adjusted net earnings	$847.8	$541.0	$1,701.9	$905.0
Weighted average number of common shares outstanding - Basic	1,191.6	1,225.7	1,195.5	1,228.1
Adjusted net earnings per share	$0.71	$0.44	$1.42	$0.74
Basic earnings per share attributable to common shareholders - as reported	$0.71	$0.43	$1.41	$0.73

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

(expressed in millions of U.S. dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Net cash flow provided from operating activities - as reported	$1,145.9	$992.4	$2,285.4	$1,599.5
Adjusting items:
Attributable(a) capital expenditures	(406.2)	(301.8)	(685.1)	(505.9)
Non-controlling interest(b) cash flow from operating activities	(12.9)	(44.0)	(36.0)	(66.2)
Attributable(a) free cash flow	$726.8	$646.6	$1,564.3	$1,027.4

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital is excluded given that numerous factors can result in it being volatile. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

(expressed in millions of U.S. dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025(m)	2026	2025(m)

Net cash flow provided from operating activities - as reported	$1,145.9	$992.4	$2,285.4	$1,599.5

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(1.8)	(14.4)	(8.7)	(25.8)
Inventories	33.7	(8.9)	(2.1)	29.5
Accounts payable and accrued liabilities	(50.8)	(49.9)	1.0	(33.8)
	1,127.0	919.2	2,275.6	1,569.4
Non-controlling interest(b) cash flow from operating activities, net of working capital changes	(15.1)	(35.8)	(34.4)	(65.7)
Attributable(a) adjusted operating cash flow	$1,111.9	$883.4	$2,241.2	$1,503.7

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company's gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

(expressed in millions of U.S. dollars, except ounces and average realized gold price per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Metal sales - as reported	$2,238.1	$1,728.5	$4,645.8	$3,226.0
Less: silver revenue(c)	(57.0)	(22.6)	(113.7)	(45.1)
Less: non-controlling interest(b) gold revenue	(36.8)	(58.0)	(75.7)	(108.1)
Attributable(a) gold revenue	$2,144.3	$1,647.9	$4,456.4	$3,072.8

Gold ounces sold	486,507	519,391	968,979	1,035,659
Less: non-controlling interest(b) gold ounces sold	(8,628)	(17,764)	(16,641)	(35,147)
Attributable(a) gold ounces sold	477,879	501,627	952,338	1,000,512
Attributable(a) average realized gold price per ounce	$4,487	$3,285	$4,679	$3,071
Average realized gold price per ounce(d)	$4,483	$3,284	$4,677	$3,071

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

(expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Production cost of sales - as reported	$674.7	$568.4	$1,365.2	$1,115.1
Less: non-controlling interest(b) production cost of sales	(19.8)	(22.5)	(39.7)	(43.2)
Attributable(a) production cost of sales	$654.9	$545.9	$1,325.5	$1,071.9

Gold equivalent ounces sold	499,035	526,223	993,163	1,050,312
Less: non-controlling interest(b) gold equivalent ounces sold	(8,795)	(17,923)	(17,068)	(35,448)
Attributable(a) gold equivalent ounces sold	490,240	508,300	976,095	1,014,864
Attributable(a) production cost of sales per equivalent ounce sold	$1,336	$1,074	$1,358	$1,056
Production cost of sales per equivalent ounce sold(e)	$1,352	$1,080	$1,375	$1,062

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

(expressed in millions of U.S. dollars, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Production cost of sales - as reported	$674.7	$568.4	$1,365.2	$1,115.1
Less: non-controlling interest(b) production cost of sales	(19.8)	(22.5)	(39.7)	(43.2)
Less: attributable(a) impact of silver by-product(n)	(56.2)	(22.0)	(111.7)	(44.1)
Attributable(a) production cost of sales on a by-product basis	$598.7	$523.9	$1,213.8	$1,027.8

Gold ounces sold	486,507	519,391	968,979	1,035,659
Less: non-controlling interest(b) gold ounces sold	(8,628)	(17,764)	(16,641)	(35,147)
Attributable(a) gold ounces sold	477,879	501,627	952,338	1,000,512
Attributable(a) production cost of sales per ounce sold on a by-product basis	$1,253	$1,044	$1,275	$1,027
Production cost of sales per equivalent ounce sold(e)	$1,352	$1,080	$1,375	$1,062

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Production cost of sales - as reported	$674.7	$568.4	$1,365.2	$1,115.1
Less: non-controlling interest(b) production cost of sales	(19.8)	(22.5)	(39.7)	(43.2)
Less: attributable(a) impact of silver by-product(n)	(56.2)	(22.0)	(111.7)	(44.1)
Attributable(a) production cost of sales on a by-product basis	$598.7	$523.9	$1,213.8	$1,027.8
Adjusting items on an attributable(a) basis:
General and administrative(f)	32.4	29.6	77.3	65.3
Other operating expense - sustaining(g)	4.8	0.9	5.0	1.1
Reclamation and remediation - sustaining(h)	23.5	22.4	46.6	44.7
Exploration and business development - sustaining(i)	15.7	15.3	31.8	27.8
Additions to property, plant and equipment - sustaining(j)	159.7	143.7	244.3	231.9
Lease payments - sustaining(k)	1.8	1.3	3.8	2.6
All-in Sustaining Cost on a by-product basis - attributable(a)	$836.6	$737.1	$1,622.6	$1,401.2
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	13.9	19.1	22.4	35.3
Reclamation and remediation - non-sustaining(h)	1.8	2.3	3.9	4.6
Exploration and business development - non-sustaining(i)	23.2	45.5	44.9	74.9
Additions to property, plant and equipment - non-sustaining(j)	246.5	158.1	440.8	274.0
Lease payments - non-sustaining(k)	0.2	0.2	0.4	0.4
All-in Cost on a by-product basis - attributable(a)	$1,122.2	$962.3	$2,135.0	$1,790.4
Gold ounces sold	486,507	519,391	968,979	1,035,659
Less: non-controlling interest(b) gold ounces sold	(8,628)	(17,764)	(16,641)	(35,147)
Attributable(a) gold ounces sold	477,879	501,627	952,338	1,000,512
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,751	$1,469	$1,704	$1,400
Attributable(a) all-in cost per ounce sold on a by-product basis	$2,348	$1,918	$2,242	$1,789
Production cost of sales per equivalent ounce sold(e)	$1,352	$1,080	$1,375	$1,062

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Production cost of sales - as reported	$674.7	$568.4	$1,365.2	$1,115.1
Less: non-controlling interest(b) production cost of sales	(19.8)	(22.5)	(39.7)	(43.2)
Attributable(a) production cost of sales	$654.9	$545.9	$1,325.5	$1,071.9
Adjusting items on an attributable(a) basis:
General and administrative(f)	32.4	29.6	77.3	65.3
Other operating expense - sustaining(g)	4.8	0.9	5.0	1.1
Reclamation and remediation - sustaining(h)	23.5	22.4	46.6	44.7
Exploration and business development - sustaining(i)	15.7	15.3	31.8	27.8
Additions to property, plant and equipment - sustaining(j)	159.7	143.7	244.3	231.9
Lease payments - sustaining(k)	1.8	1.3	3.8	2.6
All-in Sustaining Cost - attributable(a)	$892.8	$759.1	$1,734.3	$1,445.3
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	13.9	19.1	22.4	35.3
Reclamation and remediation - non-sustaining(h)	1.8	2.3	3.9	4.6
Exploration and business development - non-sustaining(i)	23.2	45.5	44.9	74.9
Additions to property, plant and equipment - non-sustaining(j)	246.5	158.1	440.8	274.0
Lease payments - non-sustaining(k)	0.2	0.2	0.4	0.4
All-in Cost - attributable(a)	$1,178.4	$984.3	$2,246.7	$1,834.5
Gold equivalent ounces sold	499,035	526,223	993,163	1,050,312
Less: non-controlling interest(b) gold equivalent ounces sold	(8,795)	(17,923)	(17,068)	(35,448)
Attributable(a) gold equivalent ounces sold	490,240	508,300	976,095	1,014,864
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,821	$1,493	$1,777	$1,424
Attributable(a) all-in cost per equivalent ounce sold	$2,404	$1,936	$2,302	$1,808
Production cost of sales per equivalent ounce sold(e)	$1,352	$1,080	$1,375	$1,062

See pages 21 and 22 for details of the footnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.

Additions to property, plant and equipment per the consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(expressed in millions of U.S. dollars)
Three months ended June 30, 2026	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other(o)	Total
Sustaining capital expenditures	$46.6	$51.4	$17.9	$37.3	$6.9	$4.0	$48.2	$0.4	$164.5
Non-sustaining capital expenditures	49.7	12.8	4.9	2.7	42.2	50.0	94.9	84.2	246.5
Additions to property, plant and equipment - per cash flow	$96.3	$64.2	$22.8	$40.0	$49.1	$54.0	$143.1	$84.6	$411.0
Less: Non-controlling interest(b)	-	-	-	(4.8)	-	-	(4.8)	-	(4.8)
Attributable(a) capital expenditures	$96.3	$64.2	$22.8	$35.2	$49.1	$54.0	$138.3	$84.6	$406.2

Three months ended June 30, 2025
Sustaining capital expenditures	$23.1	$38.4	$25.0	$43.0	$5.7	$12.7	$61.4	$0.1	$148.0
Non-sustaining capital expenditures	66.6	-	-	-	27.1	27.7	54.8	36.7	158.1
Additions to property, plant and equipment - per cash flow	$89.7	$38.4	$25.0	$43.0	$32.8	$40.4	$116.2	$36.8	$306.1
Less: Non-controlling interest(b)	-	-	-	(4.3)	-	-	(4.3)	-	(4.3)
Attributable(a) capital expenditures	$89.7	$38.4	$25.0	$38.7	$32.8	$40.4	$111.9	$36.8	$301.8

(expressed in millions of U.S. dollars)
Six months ended June 30, 2026	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other(o)	Total
Sustaining capital expenditures	$57.4	$73.6	$37.8	$61.4	$11.8	$10.9	$84.1	$0.5	$253.4
Non-sustaining capital expenditures	98.9	16.4	6.7	2.7	91.2	82.8	176.7	142.1	440.8
Additions to property, plant and equipment - per cash flow	$156.3	$90.0	$44.5	$64.1	$103.0	$93.7	$260.8	$142.6	$694.2
Less: Non-controlling interest(b)	-	-	-	(9.1)	-	-	(9.1)	-	(9.1)
Attributable(a) capital expenditures	$156.3	$90.0	$44.5	$55.0	$103.0	$93.7	$251.7	$142.6	$685.1

Six months ended June 30, 2025
Sustaining capital expenditures	$36.8	$62.8	$40.6	$71.2	$8.5	$19.6	$99.3	$0.3	$239.8
Non-sustaining capital expenditures	133.0	-	-	-	53.9	38.6	92.5	48.5	274.0
Additions to property, plant and equipment - per cash flow	$169.8	$62.8	$40.6	$71.2	$62.4	$58.2	$191.8	$48.8	$513.8
Less: Non-controlling interest(b)	-	-	-	(7.9)	-	-	(7.9)	-	(7.9)
Attributable(a) capital expenditures	$169.8	$62.8	$40.6	$63.3	$62.4	$58.2	$183.9	$48.8	$505.9

See pages 21 and 22 for details of the footnotes referenced within the tables above.

Endnotes

(a)	“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.
(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.
(c)	“Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold and effectively reduces the cost of gold production.
(d)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“General and administrative” expenses are as reported on the consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.
(j)	“Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on pages 20 and 21 of this news release and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(l)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.
(m)	Attributable adjusted operating cash flow for the three and six months ended June 30, 2025 has been presented in accordance with the current period’s presentation.
(n)	“Impact of silver by-product” represents the costs allocated to the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.
(o)	Other includes corporate and other non-operating assets (including Great Bear, Curlew and Lobo-Marte).

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2026 second-quarter highlights”, “Return of capital to shareholders”, “CEO commentary”, and “Development projects”, as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment, increase and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement targeting share buybacks and dividends for 2026 of 40% of free cash flow; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s debt levels; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear and Lobo-Marte projects; planned timing for the submission of permits; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “believe”, “continue”, “deliver”, “estimates” “expects”, “focus”, “forecast”, “guidance”, “looking ahead”, “next steps”, “on plan”, “on track”, “opportunities”, “plan”, “potential”, “priority”, “progress”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2025, and the Annual Information Form dated March 26, 2026 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including Ontario environmental regulations and the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the wetlands remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2025, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 26, 2026. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold1,14.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold1.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold1.

A $10 per barrel change in the price of oil would be expected to result in an approximate $10 impact on attributable production cost of sales per equivalent ounce sold1.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold1 as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

______________________________________
1 Unless otherwise stated, production figures in this news release are on an attributable basis. “Attributable” includes Kinross’ 70% share of Manh Choh production, costs, cash flows and capital expenditures. Financial figures include 100% of Manh Choh results except when denoted as attributable. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 6.
2 “Production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the interim condensed consolidated statements of operations, divided by total gold equivalent ounces sold.
3 Operating cash flow figures in this release represent “Net cash flow provided from operating activities,” as reported on the interim condensed consolidated statements of cash flows.
4 “Margins” per equivalent ounce sold is defined as average realized gold price per ounce less production cost of sales per equivalent ounce sold.
5 Earnings, net earnings, and reported net earnings figures in this news release represent “Net earnings attributable to common shareholders,” as reported on the interim condensed consolidated statements of operations.
6 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 16 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers. All-in sustaining cost per ounce sold on a by-product basis is equivalent to attributable all-in sustaining cost per ounce sold on a by-product basis for Lobo-Marte.
7 Net cash is calculated as cash and cash equivalents of $2,656.4 million less long-term debt of $738.8 million as reported on the Company’s interim condensed consolidated balance sheet as at June 30, 2026.
8 The NPV was calculated from the after-tax cash flow generated by the project, based on a discount rate of 5% and a valuation date of January 1, 2028.
9 “Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
10 “Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
11 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2026.
12 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2026).
13 The economic analysis of the projects were carried out using a discounted cash flow approach on an after-tax basis, based on long-term gold prices of $4,100/oz. and $3,500/oz. in USD. The IRR on total investment that is presented in the economic analysis was calculated assuming 100% equity financing.
14 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.